Exhibit 99.1

Tikcro Technologies Reports First Quarter 2018 Results
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Continued Advancement of a New Full-Human CTLA-4 Antibody
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Ness-Ziona, Israel, June 6, 2018 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the first quarter ended March 31, 2018.

Aviv Boim, CEO of Tikcro, commented, “We are pleased to report that our full human cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) blocking antibody continues to show strong comparative results in cancer inhibition animal models and in a wide set of in-vitro assays. We believe that this strong functionality is a result of the novel "pin-point" immunization approach we promote, which triggers an immune response to a selected 3-dimensional structure of a desired epitope. Treatment with a CTLA-4 blocking antibody has recently gained traction with efficacy data for additional clinical cancerous indications. In turn, we see an increased interest in our antibody from pharma companies who wish to enter this area. We intend to invest efforts to pursue market collaborations to further advance our new CTLA-4 antibody.”

Recently, the U.S. Food and Drug Administration (FDA) approved a combination treatment of a CTLA-4 antibody with a PD-1 antibody for late stage renal cancer.  This approval comes on top of previous approvals for sub-types of melanoma. Additional clinical indications are pending approval. The market size for CTLA-4 blocking antibodies exceeded $1 billion in 2017 and is expected to reach about $3 billion per annum by 2022. Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to further broaden its clinical scope and to reduce immune related adverse effects.

Financial Results for the First Quarter Ended March 31, 2018
Net loss for the first quarter of 2018 was $377,000, or $0.04 per diluted share, compared to a net loss of $279,000, or $0.03 per diluted share, for the same period last year.

As of March 31, 2018, the company reported $6.2 million in cash and cash equivalents.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	March 31, 2018	December 31, 2017
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$6,175	$6,562
Receivables and other financial asset	36	21
Total current assets	6,211	6,583

Property and equipment, net	126	125

Total assets	$6,337	$6,708

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$277	$309

Shareholders' equity	6,060	6,399

Total liabilities and shareholders' equity	$6,337	$6,708

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2018	2017

Research and development expenses	$223	$172

General and administrative expenses, net	149	145

Total operating expenses	372	317

Operating loss	(372)	(317)

Financial income (expenses), net	(5)	38

Net loss	$(377)	$(279)

Basic and diluted net loss per share	$(0.04)	$(0.03)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879